Exhibit g(3)

SECURITY CAPITAL RESEARCH &
MANAGEMENT INCORPORATED

INVESTMENT SUB-ADVISORY AGREEMENT

This Investment Sub-Advisory Agreement (“Agreement”) dated as of October 11, 2022 is entered into by and between Security Capital Research & Management Incorporated (the “Sub-Adviser”) and Versus Capital Advisors LLC (the “Adviser”) and, solely with respect to Section 10 below,  Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) and sets forth the terms on which the Sub-Adviser will act as sub-adviser of certain assets of the Fund placed with Sub-Adviser from time to time hereunder (the “Account”).

1.            Appointment of the Sub-Adviser.  The Adviser hereby appoints the Sub-Adviser as investment manager with respect to the Account and the Sub-Adviser accepts such appointment and agrees to manage the Account as Adviser’s agent and sub-adviser for the period and on the terms set forth in this Agreement. The Sub-Adviser shall invest the assets in the Account in accordance with the investment objectives and strategy described in the Fund’s prospectus and statement of additional information (the “Prospectus”) and subject to the investment guidelines described in the Investment Guidelines (as defined and described in Section 3 below). The Sub-Adviser shall exercise reasonable care in the performance of its duties under the Agreement and will conduct its activities hereunder in compliance with the applicable requirements of the Investment Company Act of 1940, as amended, and all rules and regulations thereunder (the “1940 Act”) and all other federal and state laws applicable to the Sub-Adviser (“Applicable Law Restrictions”).  In addition, the Sub-Adviser shall comply with any applicable procedures (“Fund Procedures”) adopted by the Fund’s Board of Directors (the “Board”) and applicable provisions of the Prospectus and the Fund’s Limited Liability Company Agreement, each as may be amended from time to time; provided that such applicable procedures and provisions have been identified in writing to the Sub-Adviser by the Adviser (the “Fund Governance Restrictions”).  The Investment Guidelines, the Applicable Law Restrictions, and the Fund Governance Restrictions are collectively referred to as the “Investment Requirements”.

2.            Composition of Account; Custody.

(a)  The Account shall consist of such cash and securities as shall be agreed upon by the Adviser and the Sub-Adviser that Adviser from time to time places under the management of the Sub-Adviser and/or which shall become part of the Account as a result of transactions therein or otherwise.

(b)  The Adviser has appointed a duly qualified custodian bank (the “Custodian”) to be the custodian of the cash and securities in the Account, and the Sub-Adviser will execute all investment transactions for settlement with the Custodian. The Adviser will provide the Custodian and the Sub-Adviser with at least two (2) business days’ notice of any contributions to and five (5) business days’ notice of any withdrawals from the Account, as they may occur from time to time. The Adviser shall direct the Custodian to comply with all investment instructions given by the Sub-Adviser with respect to the Account.  The Adviser shall provide the Sub-Adviser with reasonable advance notice of any subsequent changes in the Custodian.

(c)  The Adviser and the Sub-Adviser agree that all dividend and interest income received in respect of the Account will be retained in the Account in accordance with the Fund’s dividend policy.  Whether the income is distributed or reinvested, the Fund shall have full responsibility for the payment of all taxes due on capital or income held or collected for the Account and the filing of any returns in connection therewith or otherwise required by law.

(d)  For the avoidance of doubt, the Sub-Adviser acknowledges and agrees that the various investment management and other services provided for in this Agreement and to be performed by the Sub-Adviser will apply to the Account, and any other portion of the Fund’s assets that the Adviser or the Board shall from time to time designate, which may consist of all or a portion of the Fund’ s assets. Except as expressly set forth in this Agreement, the Sub-Adviser shall not be responsible for aspects of the Fund’s investment program other than the management of the Account in accordance with the Agreement and the Investment Requirements

3.            Investment Guidelines.  The Adviser is responsible for informing the Sub-Adviser, in advance and in writing, of the investment policies, guidelines, objectives, restrictions, conditions, limitations or directions applicable to, as well as any cash needs of, the Account (the “Investment Guidelines”), and the Sub-Adviser shall invest, reinvest and manage the securities and cash in the Account subject to such Investment Guidelines as agreed to and separately executed by the Adviser and Sub-Adviser.  The Adviser may amend the Investment Guidelines, the Prospectus, the Fund Procedures, and the Fund’s Limited Liability Company Agreement from time to time and shall provide written notice of such amendments to the Sub-Adviser.  With respect to the Investment Guidelines, such amendment becomes effective only upon the Sub-Adviser’s receipt of such amendment.  The Adviser shall notify the Sub-Adviser in writing of any amendments to the Fund Governance Restrictions. The Sub-Adviser shall be provided a reasonable time to comply with any amendments to the Investment Guidelines or Fund Governance Restrictions.

4.            Discretionary Authority.

(a)  The Adviser requests the Sub-Adviser to review the assets held in the Account, and, subject to and in accordance with the Investment Requirements, the Sub-Adviser shall have complete discretion and authority, without obtaining the Adviser’s instructions, to make such sales, exchanges, investments or reinvestments or to take any action that it deems necessary or desirable in connection with the assets in the Account, and in connection therewith to execute or cause to be executed any and all required documents.

(b)  The Adviser authorizes the Sub-Adviser, in its discretion and in accordance with its aggregation policy as set forth in its Form ADV, to aggregate purchases and sales of securities for the Account with purchases and sales of securities of the same issuer for other clients of the Sub-Adviser occurring on the same day.  When transactions are so aggregated, the actual prices applicable to the aggregated transaction will be averaged, and the Account and the accounts of other participating clients of the Sub-Adviser will be deemed to have purchased or sold their proportionate share of the securities involved at the average price so obtained.

(c)  Subject to the Investment Requirements, investments may be made in, but are not limited to, securities of any kind including common or preferred stocks, warrants, rights and corporate or government bonds or notes, limited liability legal entities and non-registered pooled funds.

5.            Brokerage and Execution Services.  (a) the Adviser acknowledges that the Sub-Adviser will effect securities and other investment transactions through brokers of its choosing.  To the extent that any market counterparty with whom the Sub-Adviser deals requires information relating to the Account (including, but not limited to, the identity of the Adviser and market value of the Account), the Sub-Adviser shall be permitted to disclose such information to the extent necessary to effect transactions on behalf of the Account in accordance with the terms of this Agreement.

(b)  The Sub-Adviser will use the execution services of such broker-dealers as it may select from time to time, which will be entitled to compensation for their services, to effect transactions for the purchase and/or sale of securities and other investments by the Account. In connection with transactions effected for the Account, the Adviser authorizes the Sub-Adviser to establish and trade in accounts in the name of the Account with members of national or regional securities exchanges and the Financial Industry Regulatory Authority, including “omnibus” accounts established for the purpose of combining orders for more than one of the Sub-Adviser’s clients.

(c)  In selecting brokers through which transactions for the Account will be executed, the Sub-Adviser’s primary consideration will be the broker’s ability to provide best execution of trades. In making a decision about best execution (and subject to section 28(e) of the Securities Exchange Act of 1934, as amended), the Sub-Adviser may consider a number of factors including, but not limited to, trade price and commission and quality of research services the broker may provide. The commission rates paid to any broker for execution of transactions will be determined through negotiations with the broker, taking into account industry norms for the size and type of transaction, and the nature of brokerage and research services provided. Such research services may include, but not be limited to, analysis and reports concerning economic factors and trends, industries, specific securities, and portfolio strategies. Research services furnished by brokers will generally be used in connection with all of the Sub-Adviser’s advisory accounts with its clients, although not all such services may be used with any particular account that paid commissions to the brokers providing such services.

6.            Proxies and Legal Proceedings.

(a)  The Sub-Adviser shall vote all proxies with respect to securities held in the Account in accordance with Sub-Adviser’s proxy voting guidelines and procedures in effect from time to time.  Adviser agrees to instruct the Custodian to forward all proxy materials and related shareholder communications to the designee provided by Sub-Adviser promptly upon receipt.  The Sub-Adviser shall not be liable with regard to voting of proxies or other corporate actions if the proxy materials and related communications are not received in a timely manner.  The Sub-Adviser shall provide such information to the Adviser regarding its proxy votes, including the basis for those votes, as the Adviser may reasonably request.

(b) The Adviser acknowledges and agrees that the Sub-Adviser will not be required to advise or take any action on behalf of the Adviser or the Fund, including filing any proof of claim forms, with respect to any bankruptcies, class actions or other legal proceedings involving securities held or formerly held in the Account or the issuers of those securities.

7.            Information and Statements.

(a)  The Sub-Adviser shall timely provide such information and reports as the Board and the Adviser may reasonably request concerning the services provided by the Sub-Adviser and the investment activities of the Fund, including without limitation all material as reasonably may be requested by the Board pursuant to Section 15(c) of the 1940 Act. The Sub-Adviser further agrees to provide the Adviser no less frequently than quarterly, statements setting forth the property in the Account and transactions therein and advices of changes as they are made in the Account in accordance with the Sub-Adviser’s normal procedures.  The Adviser agrees to review promptly all statements and advices.

(b)  The Sub-Adviser shall maintain such books and records concerning the Account for inspection by the Adviser on behalf of the Fund as are required under the1940 Act. The Sub-Adviser hereby agrees that all records that it maintains for the Fund are the property of the Fund and further agrees to surrender promptly to the Fund any of such records upon the Fund’s or the Adviser’s request in compliance with the requirements of Rules 31a-3 and 31a-4 under the 1940 Act, although the Sub-Adviser may, at its own expense, make and retain a copy of such records.

8.            Delegation to Third Parties.  At its own expense, the Sub-Adviser may employ a third party to perform any accounting, administrative, reporting and ancillary services required to enable the Sub-Adviser to perform its functions under this Agreement. The Sub-Adviser may provide information about the Account to any such third party for the purpose of providing the services contemplated under this clause.  Third parties receiving confidential information should be made aware that such information is confidential and the Sub-Adviser will be responsible for any breach by its directors, officers, employees, or its agents. The Sub-Adviser will act in good faith in the selection, use and monitoring of other third parties, and any delegation or appointment hereunder shall not relieve the Sub-Adviser of any of its obligations under this Agreement.

9.            Disclosure and Confidentiality.

(a)  Neither the Adviser nor the Fund shall make any representation regarding or reference to the Sub-Adviser or any of the Sub-Adviser’s affiliates in any disclosure document, advertisement, sales literature or other promotional materials without the prior written consent (which may be via e-mail) of the Sub-Adviser.  The requirements of the previous sentence, however, do not apply to required regulatory filings.  It is expressly understood and agreed that any information or recommendation supplied or produced by the Sub-Adviser in connection with this Agreement and/or the performance of its obligations hereunder is to be regarded by the Adviser and the Fund as confidential, for use only by the Adviser and the Fund in connection with the performance of this Agreement, and shall not be disclosed except as required by law or with the written consent of the Sub-Adviser.

(b)  The Sub-Adviser shall not make any representation regarding or reference to the Adviser, the Fund or any of their affiliates in any disclosure document, advertisement, sales literature or other promotional materials without the prior written consent (which may be via e-mail) of the Adviser and/or the Fund.  The requirements of the previous sentence, however, do not apply to required regulatory filings.  It is expressly understood and agreed that any information or recommendation supplied or produced by the Adviser or the Fund in connection with this Agreement and/or the performance of their obligations hereunder is to be regarded by the Sub-Adviser as confidential, for use only by the Sub-Adviser in connection with the performance of this Agreement, and shall not be disclosed except as required by law or with the written consent of the Adviser and/or the Fund.

10.          Fees and Expenses.  For all services provided hereunder, the Adviser shall direct the Fund to pay the Sub-Adviser the fees set forth in Exhibit A attached hereto. Such fees may be changed by written agreement of the parties hereto, subject to applicable law.  It is understood that, in the event such fees are to be paid by the Custodian, the Adviser will provide written authorization to the Custodian to pay such fees directly from the Account.  In addition, it is agreed that all brokerage commissions, taxes, charges and other costs incident to the purchase and sale of securities shall be charged to and paid from the Account.  The Fund shall also be responsible for, and shall reimburse the Sub-Adviser with respect to, any out-of-pocket expenses (including attorneys fees) incurred by any of the Sub-Adviser and all of its employees, representatives, directors, officers, shareholders and affiliates (collectively, the “Sub-Adviser Entities and Persons” )with respect to any third party litigation or required responses to third parties arising out of the Sub-Adviser’s management of the Account, except to the extent that the Sub-Adviser or any of the Sub-Adviser Entities or Persons acted with willful misfeasance, bad faith or gross negligence, or reckless disregard of its obligations and duties hereunder.

11.          Service to Other Clients and Conflicts of Interest.  It is understood that the Sub-Adviser and its affiliates (“JPMorgan Chase”) perform advisory and sub-advisory services for various clients. The Adviser agrees that the Sub-Adviser may give advice and take action with respect to any of its other clients, which may differ from advice given or the timing or nature of action taken with respect to the Account. It is the Sub-Adviser’s policy, to the extent practicable, to allocate investment opportunities among its clients over a period of time on a fair and equitable basis, consistent with the allocation policy set forth in its Form ADV. It is understood that the Sub-Adviser shall not have any obligations to purchase or sell, or to recommend for purchase or sale, for the Account any security which JPMorgan Chase, its principals, affiliates or employees may purchase or sell for its or their own accounts or for the account of any other client, if in the opinion of the Sub-Adviser such transaction or investment appears unsuitable, impractical or undesirable for the Account.  The Adviser acknowledges and agrees that the Sub-Adviser may make different investment decisions with respect to each of its clients, and that such fact shall not be relied upon by the Adviser or any of its agents or representatives as evidence of a breach of the Sub-Adviser’s duties hereunder.

12.          Insider Information.  If, by reason of its investment management activities, the Sub-Adviser obtains material non-public information, the Adviser and Sub-Adviser agree that the Sub-Adviser will not make any investment decisions based upon such information.

13.          Notices.

(a)  With regard to any contributions to, or withdrawals from the Account, notice shall be communicated to the Sub-Adviser both telephonically and via facsimile to the following individuals:

Telephone:	(312) 385-8300
Attention:	Mr. Robert W. Culver (or current relationship manager)

Facsimile:	(312) 385-8326
Attention:	Mr. Robert W. Culver (or current relationship manager)
Mr. Anthony R. Manno Jr.
Mr. Michael J. Heller

(b)  All other notices and written communications specified herein shall be deemed duly given if delivered personally, if mailed (by registered or certified mail, return receipt requested and postage prepaid), if sent by overnight courier service for next business day delivery, by facsimile transmission, or by electronic transmittal with return receipt, to the appropriate address for each party as set forth below. Such communications shall be effective immediately (if delivered in person or by confirmed facsimile), upon the date acknowledged to have been received in return receipt, or upon the next business day (if sent by overnight courier service).

Notices shall be sent to the Sub-Adviser at the following address:

Address:	Security Capital Research & Management Incorporated
10 South Dearborn Street, Suite 1400
Chicago, Illinois 60603
Facsimile:	(312) 385-8326
Attention:	Mr. Robert W. Culver, Mr. Anthony R. Manno Jr., Mr. Michael J. Heller

A copy of all legal notices shall also be delivered to the Sub-Adviser at the following address:

Address:	Security Capital Research & Management Incorporated
1111 Polaris Parkway, Suite 4P, Mail Code OH1-0152
Columbus, Ohio 43240
Facsimile:	(614) 248-4189
Attention:	JPMorgan Chase Legal Department

Notices shall be sent to the Custodian at the following address:

Address:	301 Bellevue Parkway, 4th Floor
Wilmington, DE 19809
Facsimile:	(302) 791-1570
Attention:	Richard May

Notices shall be sent to the Adviser or the Fund at the following address:

Address:	Versus Capital Advisors LLC
5050 S. Syracuse Street, Suite 1100
Denver, Colorado 80237
Facsimile:	(888) 792-7401
Attention:	Casey Frazier

14.          Discharge of Liability.

(a)  The Sub-Adviser does not guarantee the future performance of the Account or any specific level of performance, the success of any investment decision or strategy that the Sub-Adviser may use, or the success of the Sub-Adviser’s overall management of the Account.  The Adviser understands that investment decisions made for the Account by the Sub-Adviser are subject to various market, currency, economic, political and business risks, and that those investment decisions will not always be profitable.  The Sub-Adviser will manage only the securities, cash and other investments held in the Account and in making investment decisions for the Account, the Sub-Adviser will not consider any other securities, cash or other investments owned or managed by the Adviser.

(b)  The Sub-Adviser may consult with legal counsel concerning any question which may arise with reference to its duties under this Agreement, and the Sub-Adviser shall not be deemed imprudent by reason of its taking or refraining from taking any action in good faith and in accordance with the advice of such counsel.

(c)  Notwithstanding the foregoing, no provision of this Agreement shall constitute a waiver or limitation of any right of the Adviser that may exist under U.S. federal or state securities law whose applicability is not permitted to be contractually waived.

 15.         Indemnification.

(a)       The Sub-Adviser shall not be liable to the Fund, the Adviser or to any of their respective members for any loss or damage occasioned by any acts or omissions in the performance of its services as Sub-Adviser, unless such loss or damage is due to the willful misfeasance, bad faith or gross negligence on the part of the Sub-Adviser, or reckless disregard of its obligations and duties hereunder, or as otherwise required by law.

(b)       The Sub-Adviser shall indemnify and hold harmless the Fund and the Adviser from and against any expense, loss, liability or damage incurred by the Fund or the Adviser as a result of the willful misfeasance, bad faith or gross negligence on the part of the Sub-Adviser, or reckless disregard of its obligations and duties hereunder, or as otherwise required by law.

(c)       The Adviser and the Fund shall indemnify and hold harmless the Sub-Adviser and its principals and employees from and against any expense, loss, liability or damage incurred by the Sub-Adviser by reason of being or having been the Sub-Adviser to the Fund; provided, however, that the Sub-Adviser shall not be so indemnified to the extent that such expense, loss, liability or damage shall have been incurred or suffered by the Sub-Adviser by reason of its willful misfeasance, bad faith or gross negligence, or reckless disregard of its obligations and duties hereunder, or as otherwise required by applicable law.

(d)     The Sub-Adviser shall not be liable for the acts or omissions of the Custodian.

(e)          The Sub-Adviser shall not be liable for the acts or omissions of agents or third parties selected by the Sub-Adviser to perform or assist the Sub-Adviser in performing services in connection with this Agreement provided that the Sub-Adviser was not grossly negligent in selecting or monitoring such persons as appropriate.

16.          Force Majeure.

(a)  Neither party to this Agreement shall be liable for damages resulting from delayed or defective performance when such delays arise out of causes beyond the control and without the fault or negligence of the offending party.  Such causes may include, but are not restricted to, Acts of God or of the public enemy, terrorism, acts of the State in its sovereign capacity, fires, floods, earthquakes, power failure, disabling strikes, epidemics, quarantine restrictions, and freight embargoes.

(b)  If at any time due to contributions and withdrawals, fluctuations in market prices, abnormal market conditions or any other reason outside the control of the Sub-Adviser, there shall be a deviation from the specific Investment Guidelines described herein, the Sub-Adviser shall not be in breach of the Investment Guidelines so long as it takes such actions over such reasonable period of time as the Sub-Adviser determines are prudent and in the best interests of the Fund to return the investments of the Account to compliance with the Investment Guidelines.

17.          Adviser Representations.  The Adviser represents and warrants to the Sub-Adviser that:  (i) the Adviser has been given full power and authority by the Board to appoint the Sub-Adviser to manage the Account in accordance with the terms of this Agreement; (ii) this Agreement is valid and has been duly authorized, does not violate, and includes applicable requirements of, any law, rule, or obligation to which the Adviser or the Account is subject, and when so executed and delivered, will be binding upon the Adviser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and general principles of equity (and Adviser agrees to provide the Sub-Adviser with evidence of such authority as may be reasonably requested by the Sub-Adviser); (iii)  the Adviser acknowledges that it has received, before or at the time of entering into this Agreement, a copy of the Sub-Adviser’s brochure required by Part 2 of Form ADV; and (iv) the Adviser shall, as reasonably requested by the Sub-Adviser, furnish to the Sub-Adviser certified copies of appointments or designations setting forth the titles and authorities of the individuals who are authorized to act on behalf of the Adviser with respect to the Account and this Agreement, as set forth on the list to be provided by the Adviser, and the Sub-Adviser shall be entitled to rely upon such information (including the list of names provided by the Adviser) until it receives written notice of a change in such appointments or designations.

18.          Sub-Adviser Representations.  The Sub-Adviser represents and warrants to the Adviser that: (i) this Agreement is valid and has been duly authorized, does not violate, and includes applicable requirements of, any law, rule, or obligation to which the Sub-Adviser is subject, and when so executed and delivered, will be binding upon the Sub-Adviser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and general principles of equity (and Sub-Adviser agrees to provide the Adviser with evidence of such authority as may be reasonably requested by the Adviser); (ii) it is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); (iii) in accordance with Rules l0f-3, 12d3-1 and 17a-10 under the 1940 Act and any other applicable law or regulation, the Sub-Adviser shall not consult with: (1) any other sub-adviser to the Fund (or any affiliate of such sub-adviser under common control with such sub-adviser), (2) any sub-adviser to any other portfolio or portion of the Fund (or any affiliate of such sub-adviser under common control with such sub-adviser), or (3) any sub-adviser of another investment company for which the Adviser serves as investment adviser, in each case concerning transactions for the Fund in securities or other assets; provided, however, that nothing in this Section 17(iii) shall prohibit the Sub-Adviser from consulting with any of the other sub-advisers concerning compliance with paragraphs (a) and/or (b) of Rule 12d3-1 under the 1940 Act; and (iv) the Sub-Adviser shall, as reasonably requested by the Adviser, furnish to the Adviser certified copies of appointments or designations setting forth the titles and authorities of the individuals who are authorized to act on behalf of the Sub-Adviser with respect to the Account and this Agreement, as set forth on the list to be provided by the Sub-Adviser, and the Adviser shall be entitled to rely upon such information (including the list of names provided by the Sub-Adviser) until it receives written notice of a change in such appointments or designations.

19.          Delivery of Documents.  The Adviser has furnished or shall furnish the Sub-Adviser with copies of each of the following documents, in each case as in effect on the date of this Agreement and as amended from time to time:  (i) The Amended and Restated Limited Liability Company Agreement of the Fund; (ii) the Prospectus and Statement of Additional Information of the Fund; and (iii) all policies and procedures that govern the affairs of the Fund.

20.          Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to its conflict of laws provisions) and the provisions hereof shall be binding upon the successors and assigns of the parties. The Adviser consents to the service of process by the mailing to the Adviser of copies thereof by certified mail to the Adviser’s address as it appears on the books and records of the Sub-Adviser, such service to be effective ten (10) days after mailing.  The parties hereby waive trial by jury in any judicial proceeding involving any dispute, controversy or claim arising out of or relating to this Agreement.  The Adviser hereby irrevocably waives any immunity to which it might otherwise be entitled in any arbitration, action at law, suit in equity or any other proceedings arising out of or based on this Agreement or any transaction in connection herewith.

21.          Assignment.  This Agreement shall terminate automatically in the event of its assignment, in accordance with Section 15(a)(4) of the 1940 Act.

 22.         Term and Effectiveness.

(a)  This Agreement shall become effective as of the date of its execution, providing it has been approved:  (i) by the vote of a majority of the outstanding voting securities of the Fund pursuant to Section 15(a) of the 1940 Act and a majority of the Fund’s directors who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such party (the “Independent Directors”), cast at a meeting called for the purpose of voting on such approval, or (ii) in accordance with exemptive relief received from the Securities and Exchange Commission (the “SEC”) that would permit the Adviser, subject to the approval of the Board, to appoint the Sub-Adviser without first obtaining approval of a majority of the outstanding voting securities of the Fund.

(b)  The Agreement shall remain in effect for an initial period of up to one year from its effective date, and thereafter shall continue for successive annual periods, provided that such continuance is specifically approved at least annually:  (i) by the Board, or by the vote of the outstanding securities of the Fund (as determined pursuant to Section 2(a)(42) of the 1940 Act), and (ii) by a vote of a majority of the Independent Directors, cast at a meeting called for the purpose of voting on such approval.

23.          Termination and Survival.  This Agreement may be terminated with respect to all or a portion of the cash, securities or other property constituting the Account by either party as to its responsibilities hereunder at any time by giving to the other party written notice at least thirty (30) days prior to the date on which such termination is to become effective.  In addition, the Agreement may be terminated at any time, without the payment of any penalty, by:  (i) vote of the Board; or (ii) vote of a majority of the outstanding voting securities of the Fund (as determined pursuant to Section 2(a)(42) of the 1940 Act), upon not more than sixty (60) days’ written notice to the Sub-Adviser, in accordance with Section 15(a)(3) of the 1940 Act.  Termination of this Agreement shall be without prejudice to the completion of any commitments to purchase or dispose of any securities or other property made by the Sub-Adviser prior to giving or receipt of notice to terminate this Agreement. The provisions relating to the following rights and obligations of the parties shall survive the termination, cancellation, expiration and/or rescission of this Agreement: Discharge of Liability, Indemnification, Applicable Law, and Termination and Survival.

24.          Certain Definitions.  Where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is modified or interpreted by any applicable order or orders of the SEC, any rules or regulations adopted by, or interpretative releases of, the SEC, or any applicable guidance issued by the staff of the SEC, such provision will be deemed to incorporate the effect of such order, rule, regulation, interpretative release, or guidance.

25.          Counterparts; Severability.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may be executed in written form or using electronic or digital technology, whether it is a computer-generated signature, an electronic copy of the party’s true ink signature, DocuSign, facsimile or otherwise. Delivery of an executed counterpart of the Agreement by facsimile, e-mail transmission via portable document format (.pdf), DocuSign, or other electronic means will be equally as effective and binding as delivery of a manually executed counterpart. In the event that one or more provisions of this Agreement shall be held by any court to be invalid, void or unenforceable, the remaining provisions shall nevertheless remain and continue in full force and effect.

26.           Amendment.  This Agreement may be amended by mutual consent of the parties.  Except as provided herein, no alteration or variation of the terms of this Agreement shall be valid unless made in writing and signed by the parties hereto.  However, the effect of any material change in this Agreement will be to create a new contract that must be approved either:  (i) by the vote of a majority of the outstanding voting securities of the Fund pursuant to Section 15(a) of the 1940 Act, or (ii) in accordance with exemptive relief received from the SEC that would permit the Adviser, subject to the approval of the Board, to appoint the Sub-Adviser without first obtaining approval of a majority of the outstanding voting securities of the Fund.

27.          No Third-Party Beneficiaries.  The Fund is a third party beneficiary to this Agreement. Aside from the Fund, nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party hereto (including, but not limited to, shareholders of the Fund) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

28.          Customer Identification Program.  To help the government fight the funding of terrorism and money laundering activities, the Sub-Adviser has adopted a Customer Identification Program, (“CIP”) pursuant to which the Sub-Adviser is required to obtain, verify and maintain records of certain information relating to its clients.  The Adviser agrees to provide to the Sub-Adviser such other information and documents that the Sub-Adviser requests in order to comply with the Sub-Adviser’s CIP.

IN WITNESS WHEREOF, this Agreement has been signed on behalf of the parties on the day and year first above written.

Versus Capital Advisors LLC

By:	/s/ Casey R. Frazier

Name:	Casey R. Frazier
Title:	Chief Investment Officer

Security Capital Research & Management Incorporated

By:	/s/ Robert W. Culver

Name:	Robert W. Culver
Title:	Managing Director

Acknowledged and agreed, solely with respect to Section 10 hereof:
Versus Capital Multi-Manager Real Estate Income Fund LLC

By:	/s/ Casey R. Frazier

Name: Casey R. Frazier
Title: Director and Chief Investment Officer

EXHIBIT A

FEE LETTER

Effective as of October 11, 2022

This letter constitutes our agreement with respect to the compensation to be paid to Security Capital Research & Management Incorporated (the “Sub-Advisor”) under the terms of this Investment Sub-Advisory Agreement dated October 11, 2022 between Versus Capital Advisors LLC (the “Adviser”) and the Sub-Adviser, as amended from time to time for services provided (the “Agreement”).  Pursuant to this Fee Letter and in consideration of the services to be provided under the Agreement the Adviser has been authorized to secure the following annual fees, to be paid by Versus Capital Multi-Manager Real Estate Income Fund (the “Fund”) at the discretion of the Adviser, to be calculated and accrued daily and paid quarterly, in arrears, as set forth below.  All fees shall be paid within 30 days of the start of each succeeding calendar quarter.

Sub-Adviser’s annual fee is as follows:

If total assets in the Account are less than $100 million	If total assets in the Account are equal to or greater than $100 million

1.00% on the first $10 million; plus	1.00% on the first $10 million; plus

0.85% on the next $15 million; plus	0.75% on the next $15 million; plus

0.75% on the next $25 million; plus	0.70% on the next $25 million; plus

0.70% on the next $25 million; plus	0.65% on the next $25 million; plus

0.65% on the next $25 million; plus	0.60% on the next $25 million; plus

0.60% on the next $25 million; plus	0.55% on the next $25 million; plus

0.55% thereafter	0.50% on the next $125 million; plus
0.45% thereafter

The above fee shall be calculated on the basis of the average daily net asset value (as defined in the Fund’s prospectus) of the aggregate assets under management in the Account.